Exhibit 99.2

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico, development projects in Canada and a stream on gold production from a development property in Chile. For the six months ended June 30, 2016, the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”) combined to produce 190,234 gold ounces, 51.1 million pounds of copper and 0.7 million silver ounces, continuing the Company’s solid start to the year. For the three months ended June 30, 2016, the Company’s mine sites produced 99,423 gold ounces, 25.7 million pounds of copper and 0.3 million silver ounces.

New Gold’s production costs remained competitive compared to the broader gold mining space as New Gold had total cash costs(1) of $334 per gold ounce sold and all-in sustaining costs(1) of $721 per gold ounce sold in the second quarter of 2016. We believe New Gold continues to establish itself as one of the lowest cost producers in the industry.

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FINANCIAL HIGHLIGHTS

New Gold maintains a strong liquidity position with total available liquidity of $474 million, comprised of $220 million in cash and cash equivalents and $179 million available for drawdown under the Company’s $300 million revolving credit facility, each as at June 30, 2016, and $75 million representing the second instalment of the deposit to be paid in connection with the Company’s stream agreement relating to Rainy River.

1.	The Company uses certain non-GAAP financial performance measures throughout this Management’s Discussion and Analysis (“MD&A”). For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	Payment of the $75 million second instalment of the stream deposit is expected to be received late in the third quarter or early in the fourth quarter of 2016, subject to certain conditions.
3.	Of the $300 million credit facility, $121 million is utilized for letters of credit as at June 30, 2016. The credit facility also provides the Company with the option to draw an additional $50 million above and beyond the base $300 million, subject to lender participation.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Operating information
Gold production (ounces)	99,423	86,442	190,234	181,419
Gold sales (ounces)	101,820	87,754	187,851	180,152
Average realized price ($/ounce)(1)	1,267	1,191	1,239	1,210
Total cash costs per gold ounce sold ($/ounce)(1)	334	410	343	449
All-in sustaining costs per gold ounce sold ($/ounce)(1)	717	922	736	969
Financial Information
Revenue	180.3	167.7	334.8	336.6
Net (loss) earnings	(8.8)	9.4	18.0	(34.4)
Adjusted net earnings (loss)(1)	13.7	(1.3)	13.4	(6.4)
Cash generated from operations	79.2	56.9	140.7	126.7
Cash generated from operations before changes in non-cash operating working capital(1)	82.4	62.7	144.5	130.1
Cash and cash equivalents	219.5	326.8	219.5	326.8
Capital expenditures (sustaining capital) (1)	27.1	35.7	49.5	73.5
Capital expenditures (growth capital) (1)	111.1	38.2	196.1	69.6
Share Data
(Loss) earnings per basic share ($)	(0.02)	0.02	0.04	(0.07)
Adjusted net earnings (loss) per basic share(1) ($)	0.03	-	0.03	(0.01)

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Contents

OPERATING HIGHLIGHTS	1
FINANCIAL HIGHLIGHTS	2
OUR BUSINESS	4
OPERATING, DEVELOPMENT AND FINANCIAL HIGHLIGHTS	5
CORPORATE DEVELOPMENTS	10
CORPORATE SOCIAL RESPONSIBILITY	11
OUTLOOK FOR 2016	13
KEY PERFORMANCE DRIVERS	13
FINANCIAL RESULTS	16
REVIEW OF OPERATING MINES	21
DEVELOPMENT AND EXPLORATION REVIEW	30
FINANCIAL CONDITION REVIEW	34
NON-GAAP FINANCIAL PERFORMANCE MEASURES	41
ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	51
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	53
ACCOUNTING POLICIES	53
CONTROLS AND PROCEDURES	54
CAUTIONARY NOTES	55
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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2016

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2016 and 2015 and New Gold’s audited consolidated financial statements for the years ended December 31, 2015 and 2014 which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at July 27, 2016. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico and development projects in Canada. The Company’s principal operating assets consist of the New Afton gold-copper Mine in Canada (“New Afton”), the Mesquite gold Mine in the United States (“Mesquite”), the Peak Mines gold-copper Mine in Australia (“Peak Mines”) and the Cerro San Pedro gold-silver Mine in Mexico (“Cerro San Pedro”). In addition, New Gold’s principal development projects are its 100%-owned Rainy River (“Rainy River”) and Blackwater (“Blackwater”) projects, both in Canada. In addition, the Company owns a 4% stream on future gold production from the El Morro project located in Chile (“El Morro”). El Morro forms part of Goldcorp Inc. and Teck Resources Limited’s NuevaUnión project (formerly Project Corridor).

New Gold’s operating portfolio is diverse both geographically and in the range of commodities it produces. The assets produce gold with copper and silver by-products at total cash costs and all-in sustaining costs below the industry average. With a strong liquidity position, a simplified balance sheet and an experienced management team and Board of Directors, the Company has a solid platform to continue to execute its growth strategy, both organically and through value-enhancing accretive acquisitions, to further establish itself as an industry-leading intermediate gold producer.

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OPERATING, DEVELOPMENT AND FINANCIAL HIGHLIGHTS

OPERATING AND DEVELOPMENT HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Operating information
Gold (ounces):
Produced (1)	99,423	86,442	190,234	181,419
Sold (1)	101,820	87,754	187,851	180,152
Copper (millions of pounds):
Produced (1)	25.7	23.6	51.1	46.6
Sold (1)	25.2	23.7	50.4	45.8
Silver (millions of ounces):
Produced (1)	0.3	0.4	0.7	0.8
Sold (1)	0.3	0.4	0.7	0.8
Average realized price (1) (2):
Gold ($/ounce)	1,267	1,191	1,239	1,210
Copper ($/pound)	2.14	2.72	2.14	2.66
Silver ($/ounce)	17.39	16.23	15.96	16.41
Total cash costs per gold ounce sold ($/ounce) (2)(3)	334	410	343	449
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	717	922	736	969
Total cash costs per gold ounce sold on a co-product basis ($/ounce) (2)(3)	609	704	625	717
All-in sustaining costs per gold ounce sold on a co-product basis ($/ounce) (2)(3)	871	1,007	885	1,038

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenue. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of the Company’s gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenue were treated as co-products, co-product total cash costs for the three months ended June 30, 2016 would be $8.21 per silver ounce (2015 – $9.37) and $1.15 per pound of copper (2015 - $1.76) and co-product all-in sustaining costs for the three months ended June 30, 2016 would be $11.81 per silver ounce (2015 - $13.51) and $1.59 per pound of copper (2015 - $2.45). For the six months ended June 30, 2016, co-product total cash costs would be $7.85 per silver ounce (2015 - $9.54) and $1.20 per pound of copper (2015 - $1.72) and co-product all-in sustaining costs for the six months ended June 30, 2016 would be $11.20 per silver ounce (2015 - $13.90) and $1.65 per pound of copper (2015 - $2.43).

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Gold production for the three months ended June 30, 2016 was 99,423 ounces, compared to 86,442 ounces in the prior-year period. Higher production from New Afton, Mesquite and Peak Mines was only partially offset by planned lower production from Cerro San Pedro, which was in its final months of active mining during the quarter. Cerro San Pedro completed active mining in late June and has now transitioned to residual leaching.

Gold production for the six months ended June 30, 2016 was 190,234 ounces, compared to 181,419 ounces in the prior-year period. Higher production from New Afton, Mesquite and Peak Mines was partially offset by planned lower production from Cerro San Pedro. As a result of the Company’s strong production for the six months ended June 30, 2016, the Company is well positioned to meet its full-year gold production guidance.

Gold sales were 101,820 ounces for the three months ended June 30, 2016, compared to 87,754 ounces in the prior-year period. Timing of sales at the end of the period resulted in a difference between ounces sold and ounces produced. Gold sales for the six months ended June 30, 2016 was 187,851 ounces, compared to 180,152 ounces in the prior-year period.

Copper production for the three months ended June 30, 2016 was 25.7 million pounds compared to 23.6 million pounds produced in the prior-year period. Higher copper production from New Afton, reflecting increased mill throughput, was partially offset by lower copper production at Peak Mines.

Copper production for the six months ended June 30, 2016 was 51.1 million pounds, compared to 46.6 million pounds in the prior-year period. As a result of the Company’s strong copper production in the first half of 2016, the Company now anticipates that it will exceed the high end of its full-year copper production guidance of 81.0 to 93.0 million pounds.

Copper sales were 25.2 million pounds for the three months ended June 30, 2016 compared to 23.7 million pounds in the prior-year period. Copper sales for the six months ended June 30, 2016 were 50.4 million pounds, compared to 45.8 million pounds in the prior-year period. Copper sales volumes were higher than the prior-year periods as a result of higher production.

Silver production for the three months ended June 30, 2016 was 0.3 million ounces, consistent with 0.4 million ounces in the prior-year period. Silver production for the six months ended June 30, 2016 was 0.7 million ounces, consistent with 0.8 million ounces in the prior-year period.

Total cash costs per gold ounce sold, net of by-product sales, were $334 per ounce for the three months ended June 30, 2016 compared to $410 per ounce in the prior-year period. Total cash costs per gold ounce sold, net of by-product sales, were $343 for the six months ended June 30, 2016 compared to $449 in the prior-year period. The decrease in cash costs relative to the prior-year periods was primarily driven by lower operating costs due to the depreciation of the Canadian and Australian dollars relative to the U.S. dollar, increased copper sales volumes, and the Company’s business improvement initiatives, which were partially offset by lower by-product credits as a result of lower average realized copper prices.

All-in sustaining costs per gold ounce sold were $717 per ounce for the three months ended June 30, 2016, compared to $922 per ounce in the prior-year period. All-in sustaining costs per gold ounce sold were $736 for the six months ended June 30, 2016, compared to $969 in the prior-year period. The decrease in all-in sustaining costs relative to the prior-year periods was driven by the decrease in cash costs noted above and lower sustaining capital expenditures.

Based on the Company’s operating results for the six months ended June 30, 2016, and assuming current commodity prices and foreign exchange rates, the Company now expects a reduction to its 2016 full-year total cash costs and all-in sustaining costs from the Company’s original guidance range. For further information, refer to the “Outlook for 2016” section of this MD&A.

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For a detailed review of the Company’s operating mines, refer to the “Review of Operating Mines” sections of this MD&A.

For the three months ended June 30, 2016, capital expenditures on Rainy River totalled $107.6 million, compared to $32.9 million in the prior-year period. The increased activity during the period resulted in the project team continuing to achieve many project advancements: notably, completion of the enclosure of the grinding building, substantial completion of plant site earthworks, installation of mechanical, piping, electrical and instrumentation in the grinding building and process facilities, substantial completion of power line construction, substantial completion of the pre-leach thickener tank and commencement of the training and recruitment of the operations team. For the six months ended June 30, 2016, capital expenditures on Rainy River totalled $189.8 million, compared to $51.9 million in the prior-year period. For a detailed project update please refer to the “Development and Exploration Review” section of this MD&A.

The Company has continued its exploration success. The Company’s exploration efforts during the first half of 2016 were centered on New Afton and the Peak Mines. At New Afton, New Gold has completed approximately 60% of the Company's planned 10,000-metre 2016 exploration program. Based on the encouraging results received to date, the Company plans to complete the remainder of its budgeted program during the second half of the year. At the Peak Mines, the Company is drill testing multiple targets. At Chronos, over 100 additional holes have been drilled which have successfully expanded the dimensions of the mineralized zone. At Anjea, a localized zone of higher gold grades has also been intercepted during the recent drilling of Anjea East. Additionally, the 2016 drilling program continues to return positive results from a separate lens of silver-lead-zinc mineralization situated approximately 40 metres west of the Anjea zone, providing further upside potential for future development at Great Cobar. The Company provided an update on its exploration results in a news release issued June 27, 2016. Please refer to the “Corporate Developments” section of this MD&A for more information.

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FINANCIAL HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
FINANCIAL INFORMATION
Revenue	180.3	167.7	334.8	336.6
Operating margin (1)	95.6	69.5	168.2	138.8
Earnings from mine operations	33.3	18.6	48.3	32.8
Net (loss) earnings	(8.8)	9.4	18.0	(34.4)
Adjusted net earnings (loss)(1)	13.7	(1.3)	13.4	(6.4)
Cash generated from operations	79.2	56.9	140.7	126.7
Cash generated from operations before changes in non-cash operating working capital (1)	82.4	62.7	144.5	130.1
Capital expenditures (sustaining capital) (1)	27.1	35.7	49.5	73.5
Capital expenditures (growth capital) (1)	111.1	38.2	196.1	69.6
Total assets	3,773.7	3,910.5	3,773.7	3,910.5
Cash and cash equivalents	219.5	326.8	219.5	326.8
Long-term debt	788.5	879.3	788.5	879.3

Share Data
(Loss) earnings per share:
Basic ($)	(0.02)	0.02	0.04	(0.07)
Diluted ($)	(0.02)	0.02	0.04	(0.07)
Adjusted net earnings (loss) per basic share ($) (1)	0.03	-	0.03	(0.01)
Share price as at June 30 (TSX – Canadian dollars)	5.65	3.35	5.65	3.35
Weighted average outstanding shares (basic) (millions)	511.2	509.1	510.8	508.8

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net loss, adjusted net loss per basic share, capital expenditures (sustaining and growth) and cash generated from operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue was $180.3 million for the three months ended June 30, 2016, compared to $167.7 million in the prior-year period. Revenue for the three months ended June 30, 2016 benefitted from an increase in metal sales volume and higher realized gold and silver prices when compared to the prior-year period.

Revenue was $334.8 million for the six months ended June 30, 2016, consistent with $336.6 million in the prior-year period. The benefit from higher metal sales volume and higher realized gold prices was offset by lower realized copper and silver prices when compared to the prior-year period.

Earnings from mine operations were $33.3 million for the three months ended June 30, 2016, compared to $18.6 million in the prior-year period. The increase in earnings from mine operations was primarily due to higher revenue and lower operating expenses as a result of the Company’s business improvement initiatives, the reduction in mining activity at Cerro San Pedro and the depreciation of the Canadian and Australian dollars and the Mexican Peso relative to the U.S. dollar, partially offset by higher depreciation and depletion.

Earnings from mine operations were $48.3 for the six months ended June 30, 2016, compared to $32.8 million in the prior-year period. Similarly, the increase in earnings from mine operations was primarily due to lower operating expenses, partially offset by higher depreciation and depletion.

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The Company’s net loss was $8.8 million or $0.02 per basic share for the three months ended June 30, 2016, compared to net earnings of $9.4 million or $0.02 per basic share in the prior-year period. Net earnings were negatively impacted by a foreign exchange loss and an unrealized loss on the revaluation of the gold stream obligation derivative instrument in the current period. This was partially offset by reduced finance costs in the current period as more interest was capitalized to Rainy River than in the prior-year period.

Net earnings were $18.0 million for the six months ended June 30, 2016, compared to a net loss of $34.4 million in the prior-year period. Similarly, net earnings were impacted by the increase in earnings from mine operations, reduced finance costs and an unrealized loss on the revaluation of the gold stream obligation derivative instrument as noted above. For the six months ended June 30, 2016, net earnings also benefitted from a foreign exchange gain.

Adjusted net earnings for the three months ended June 30, 2016 was $13.7 million or $0.03 per basic share, compared to an adjusted net loss of $1.3 million or $nil per basic share in the prior-year period. Adjusted net earnings was impacted by higher revenue, reduced operating expenses and reduced finance costs as the Company has capitalized more interest to its qualifying development properties than in the prior-year period. Adjusted net earnings for the six months ended June 30, 2016 was $13.4 million or $0.03 per basic share, compared to an adjusted net loss of $6.4 million in the prior-year period.

For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

Cash generated from operations for the three months ended June 30, 2016 was $79.2 million, compared to $56.9 million in the prior-year period. Cash generated from operations for the six months ended June 30, 2016 was $140.7 million, compared to $126.7 million in the prior-year period. For the three and six months ended June 30, 2016, the increase in cash generated from operations was primarily due to higher metal sales volumes and lower operating expenses. For the three months ended June 30, 2016, cash generated from operations also benefitted from higher revenue.

Cash and cash equivalents were $219.5 million as at June 30, 2016, compared to $298.3 million as at March 31, 2016 and $335.5 million as at December 31, 2015. For the three and six months ended June 30, 2016, cash generated from operations was offset by cash used in investing activities (including sustaining capital expenditures and growth capital expenditures, primarily on Rainy River).

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A.

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CORPORATE DEVELOPMENTS

New Gold’s strategy involves strong operational execution at its current assets and disciplined growth both through organic initiatives and value-enhancing mergers and acquisitions. Since the middle of 2009, New Gold has focused on enhancing the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. The Company strives to maintain a strong financial position while continually reviewing strategic alternatives with the view of maximizing long-term shareholder value. New Gold’s objective is to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position.

On June 27, 2016 New Gold provided an update on its exploration results at the New Afton C-zone and the Peak Mines.

New Afton C-Zone

In February 2016, the Company announced the results of its New Afton C-zone feasibility study, which added 25 million tonnes of gold and copper ore to New Afton's mineral reserves and outlined the potential to add five years of mine life at current throughput rates. The primary focus of 2016 exploration activities at New Afton has been to test the potential to increase the C-zone mineral resource immediately around the currently contemplated block cave volume. Drilling along strike from the upper portions of the current C-zone block cave volume has intercepted copper-gold mineralization extending up to 75 metres to the west. Year to date, New Gold has completed approximately 60% of the Company's planned 10,000-metre 2016 exploration program at New Afton. Based on the encouraging results received to date, the Company plans to complete the remainder of its $6 million budgeted program during the second half of the year. Results of the 2016 exploration program will be incorporated into New Gold's 2016 year-end mineral reserve and resource estimates.

Peak Mines

In November 2015, New Gold announced the discovery of two new zones of polymetallic mineralization, Chronos and Anjea, both located adjacent to current and past-producing mines distributed along the nine-kilometre Peak Mines corridor. Chronos is a zone of gold-silver-lead-zinc mineralization located adjacent to the Peak mill and directly above the Perseverance ore body which is currently being mined. Anjea is a zone of copper-gold and silver-lead-zinc mineralization located adjacent to the historic Great Cobar mine and approximately nine kilometres north of the Peak mill. After discovering these two new zones in 2015, New Gold's objective in 2016 has been to further delineate the Chronos and Anjea mineral resources for incorporation into the Company's 2016 year-end mineral reserve and resource estimates.

The focus of the Company's 2016 drilling at Chronos has been on delineating the overall limits of the zone, including the East and West lenses, to support an Inferred mineral resource estimate and delineating the Main lens to the Measured and Indicated classification level for incorporation into New Gold's 2016 year-end mineral reserve estimates and the Peak Mine's longer-term mine plan. Since the November 2015 announcement of the Chronos discovery, over 100 additional holes have been drilled which have successfully expanded the dimensions of the mineralized zone. When compared to November 2015, the 2016 delineation drilling program has grown the Chronos zone from 280 to 350 metres in vertical height, extended it from 45 metres to 120 metres along strike, and increased the average thickness from a range of 10 to 25 metres to approximately 40 metres.

Similar to Chronos, the Anjea zone is made up of sub-parallel vertically oriented lenses, Anjea East and Anjea West. While both lenses consist predominantly of copper mineralization with subordinate amounts of gold, a localized zone of higher gold grades has also been intercepted during the recent drilling of Anjea East. Additionally, the 2016 drilling program continues to return positive results from a separate lens of silver-lead-zinc mineralization situated approximately 40 metres west of the Anjea zone, providing further upside potential for future development at Great Cobar. The drilling completed to date at Anjea is expected to be sufficient for inclusion in the Company's Inferred mineral resource estimate at the end of 2016. However, as both the Anjea zones remain open at depth, New Gold plans to follow up with additional drilling during the second half of the year.

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Exploration of three earlier stage targets along the Peak Mines corridor has also returned positive results to date. The three targets, Dapville, Gladstone and Proteus, are all located within one kilometre of the New Cobar and Chesney mines. The Company's 2016 exploration budgeted program at the Peak Mines totals $8 million, which is expected to include approximately 10,000 metres of drilling at each of Chronos and Anjea, as well as continued drill testing of other prospective targets along the Peak Mines corridor.

CORPORATE SOCIAL RESPONSIBILITY

New Gold is committed to excellence in corporate social responsibility. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. New Gold aims to achieve this objective through the protection of the health and well-being of its people and host communities as well as employing industry-leading practices in the areas of environmental stewardship and community engagement and development.

Environmental and community HIGHlights for Q2 2016

•	New Gold completed its 2015 Corporate Responsibility Report (now available on the Company’s website).
•	Cerro San Pedro continues to work with communities as it moves toward closure by supporting an entrepreneurship program, including a local fair to encourage small business. The site entered the first phase of closure at the end of Q2.
•	Rainy River continues to work toward final approvals of amendments to its existing permits. The team also continues to work with local regulators, communities, First Nations and other Aboriginal groups during the project’s construction phase.

As a participant and supporter of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with regard to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols.

New Gold’s corporate social responsibility objectives include promoting and protecting the welfare of its employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. New Gold believes that its people are its most valued assets. The Company strives to create a culture of inclusiveness that begins at the top and is reflected in its hiring, promotion and overall human resources practices. New Gold encourages tolerance and acceptance in worker-to-worker relationships. In each of its host communities, the Company strives to be an employer of choice through the provision of competitive wages and benefits, and through the implementation of policies of recognizing and rewarding employee performance and promoting from within wherever possible.

The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – the Company is committed to excellence in environmental management. From the earliest site investigations, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations, the Company promotes the efficient use of raw materials and resources and works to minimize environmental impacts and maintain robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a sustainable end land use or to an alternative land use determined through consultation with local stakeholders.

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New Gold is committed to establishing relationships based on mutual benefit and active participation with its host communities to contribute to healthy and sustainable communities. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of and respect for traditional values, customs and culture and takes meaningful action to consider their interests through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. New Gold aims to foster open communication with local residents and community leaders and strives to partner in the long-term sustainability of those communities. The Company believes that by thoroughly understanding the people, their histories, and their needs and aspirations, we can engage in a meaningful and sustainable development process.

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OUTLOOK FOR 2016

As a result of the Company’s strong gold production in the first half of 2016, New Gold is well positioned to meet its full-year gold production guidance of 360,000 to 400,000 ounces. Additionally, as a result of the Company’s copper production being higher than planned for the first half of 2016, the Company now anticipates that it will exceed the high end of its full-year copper production guidance of 81.0 to 93.0 million pounds. Consolidated full-year silver production is expected to be at, or slightly below, the low end of the guidance range of 1.6 to 1.8 million ounces.

For the six months ended June 30, 2016, New Gold’s all-in sustaining costs per ounce and total cash costs per ounce were both well below the prior-year period and are tracking below the Company’s 2016 cost guidance. Based on New Gold’s first half operating results, and assuming current commodity prices and foreign exchange rates, the Company now expects its 2016 full-year total cash costs to be $360 to $400 per ounce, a $75 per ounce reduction from the Company’s original guidance range of $435 to $475 per ounce. As total cash costs form a component of all-in sustaining costs, New Gold similarly expects a $75 per ounce reduction from its 2016 full-year all-in sustaining costs to approximately $750 to $790 per ounce as compared to the Company’s original guidance range of $825 to $865 per ounce.

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that is critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of operating mines produced 99,423 gold ounces for the three months ended June 30, 2016 and 190,234 gold ounces for the six months ended June 30, 2016.

Total cash costs and all-in sustaining costs for the three months ended June 30, 2016, net of by-product sales, were $334 and $717 per gold ounce sold, respectively. For the six months ended June 30, 2016 total cash costs and all-in sustaining costs, net of by-product sales, were $343 and $736 per gold ounce sold, respectively. As a low cost producer, the Company continues to be positioned favourably among its peers.

Commodity Prices

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Gold prices

The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold. In the first quarter of 2016, the Company entered into gold price option contracts to match its 2016 production in order to further increase cash flow certainty and reduce exposure to fluctuations in gold price. The Company purchased put options with a strike price of $1,200 per ounce covering 270,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 270,000 ounces. At June 30, 2016, there were 180,000 ounces outstanding related to these gold price option contracts.

For the three months ended June 30, 2016, New Gold’s average realized gold price was $1,267 per ounce compared to the London Bullion Market Association (“LBMA”) p.m. average gold price of $1,259 per ounce. For the six months ended June 30, 2016, New Gold’s average realized gold price was $1,239 per ounce compared to the LBMA p.m. average gold price of $1,220 per ounce. New Gold achieved a higher realized gold price compared to the LBMA p.m. average primarily as a result of provisionally priced sales settling in the quarter at a higher price than recorded in previous months, the mark-to-market of unsettled ounces at the end of the period and the timing of sales.

As a low cost producer, we believe New Gold is in a strong position to operate both in a low gold price environment and to take advantage of higher gold prices through the Company’s existing operations and growth projects.

Copper prices

For the three months ended June 30, 2016, New Gold’s average realized copper price was $2.14 per pound, which was consistent with the average London Metals Exchange copper price of $2.15 per pound. For the six months ended June 30, 2016, New Gold’s average realized copper price was $2.14 per pound, which was consistent with the average London Metals Exchange copper price of $2.13 per pound.

Silver prices

For the three months ended June 30, 2016, New Gold’s average realized silver price was $17.39 per ounce compared to the LBMA p.m. average silver price of $16.77 per ounce. The average realized silver price was higher than the market price due to the timing of sales. For the six months ended June 30, 2016, New Gold’s average realized silver price was $15.96 per ounce, consistent with the LBMA p.m. average silver price of $15.80 per ounce.

Foreign Exchange Rates

The Company operates in Canada, the United States, Australia and Mexico, while revenue is predominantly generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Australian dollar through Peak Mines, and to the Mexican peso through Cerro San Pedro.

The Canadian dollar against the U.S. dollar as at June 30, 2016 remained consistent with March 31, 2016. The average Canadian dollar against the average U.S. dollar for the three months ended June 30, 2016 weakened by approximately 5% when compared to the prior-year period. A weaker Canadian dollar decreases costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development properties as a significant portion of the capital costs are denominated in Canadian dollars.

The Australian dollar weakened against the U.S. dollar by approximately 3% from March 31, 2016 to June 30, 2016. The average Australian dollar against the average U.S. dollar for the three months ended June 30, 2016 weakened by approximately 4% when compared to the prior-year period. The strengthening or weakening of the Australian dollar impacts costs in U.S. dollar terms at the Company’s Australian operation, Peak Mines.

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The Mexican peso weakened against the U.S. dollar by approximately 7% from March 31, 2016 to June 30, 2016. The average Mexican peso against the average U.S. dollar for the three months ended June 30, 2016 weakened by approximately 18% when compared to the prior-year period. The strengthening or weakening of the Mexican peso impacts costs in U.S. dollar terms at the Company’s Mexican operation, Cerro San Pedro.

For an analysis of the impact of foreign exchange fluctuations on operating costs for the three and six months ended June 30, 2016 relative to prior-year periods, refer to the “Review of Operating Mines” sections for New Afton, Peak Mines and Cerro San Pedro.

Economic Outlook

The LBMA p.m. gold price increased by approximately 7% during the second quarter of 2016 and has increased by almost 25% since the start of the year. Gold has benefitted from lowered market expectations for the trajectory of increases in U.S. interest rates in particular, as well as accommodative monetary policy across other economies generally. Furthermore, the British referendum on June 23rd on membership in the European Union resulted in a decision to leave, surprising markets and driving several major currency moves and volatility across wider markets. The referendum outcome has introduced a new set of uncertainties into the global economy that have helped to propel gold higher, fulfilling its role as a safe haven asset. As a low cost producer with a pipeline of development projects, New Gold believes it is particularly well positioned both to operate in a lower gold price environment and to take advantage of higher prices in the gold market.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, supply of and demand for gold, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

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FINANCIAL RESULTS

Summary of Quarterly and Year-to-Date Financial Results

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
FINANCIAL RESULTS
Revenue	180.3	167.7	334.8	336.6
Operating expenses	84.7	98.2	166.6	197.8
Depreciation and depletion	62.3	50.9	119.9	106.0
Earnings from mine operations	33.3	18.6	48.3	32.8

Corporate administration	5.9	5.5	11.6	11.5
Share-based payment expenses	2.8	1.9	5.8	4.0
Exploration and business development	2.0	1.2	4.5	2.3
Earnings from operations	22.6	10.0	26.4	15.0

Finance income	0.2	0.4	0.5	0.6
Finance costs	(3.1)	(10.6)	(7.7)	(21.4)
Other (losses) gains
Unrealized (loss) gains on share purchase warrants	(0.1)	7.0	(0.5)	11.5
(Loss) gain on foreign exchange	(4.9)	4.2	29.0	(31.8)
Other loss on disposal of assets	(0.2)	(0.8)	(0.3)	(0.7)
Unrealized loss on revaluation of gold stream obligation	(10.4)	-	(25.5)	-
Loss on revaluation of gold price option contracts	(7.6)	-	(4.3)	-
Revaluation of AFS securities	0.7	-	0.7	-
Other	(0.2)	0.1	(0.1)	0.1
(Loss) earnings before taxes	(3.0)	10.3	18.2	(26.7)
Income tax expense	(5.8)	(0.9)	(0.2)	(7.7)
Net (loss) earnings	(8.8)	9.4	18.0	(34.4)
Adjusted net earnings (loss)(1)	13.7	(1.3)	13.4	(6.5)
1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net loss, adjusted net loss per basic share, capital expenditures (sustaining and growth) and cash generated from operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue

For the three months ended June 30, 2016, the $12.6 million, or 8%, increase in revenue was attributable to the combined impact of a $8.1 million increase driven by higher realized gold and silver prices and a $19.1 million increase due to higher metal sales volumes, which was partially offset by a $14.6 million decrease driven by lower realized copper prices. For the six months ended June 30, 2016, revenue was consistent with the prior-year period, as the impact of higher metal sales volumes and higher realized gold prices was offset by lower realized silver and copper prices.

A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A. The average realized prices for the second quarter of 2016 were $1,267 per gold ounce, $2.14 per pound of copper and $17.39 per silver ounce, compared to $1,191 per gold ounce, $2.72 per pound of copper and $16.23 per silver ounce in the prior-year period.

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Operating expenses

For the three and six months ended June 30, 2016, the decrease in operating expenses reflects the combined benefit of the depreciation of the Canadian and Australian dollars and the Mexican Peso relative to the U.S. dollar, the reduction in mining activity at Cerro San Pedro and the Company’s business improvement initiatives.

Depreciation and depletion

For the three and six months ended June 30, 2016, the increase in depreciation and depletion reflects increased production and the lower depletion basis for the Company’s operating mines when compared to the prior-year period. Higher depreciation and depletion at New Afton, Mesquite and Peak Mines was partially offset by lower depreciation and depletion at Cerro San Pedro.

Earnings from mine operations

For the three and six months ended June 30, 2016, earnings from mine operations increased as the benefit from higher metal sales volumes, higher realized gold and silver prices and reduced operating expenses offset lower realized copper prices and the increase in depreciation and depletion.

Corporate administration and share-based payment expenses

For the three and six months ended June 30, 2016, corporate administration costs were consistent with the prior-year period. For the three and six months ended June 30, 2016, the increase in share-based payment expenses was primarily driven by the appreciation of the Company’s share price in the current year, which resulted in higher share-based compensation costs for the Company’s cash-settled share-based payment arrangements.

Exploration and business development

Expensed exploration in the current period was primarily incurred at Peak Mines and New Afton. The prior-year period included expensed exploration costs primarily incurred at Peak Mines and Blackwater. Exploration costs at Rainy River were capitalized to mineral interest in both current and prior-year periods.

Capitalized exploration costs were $1.1 million for the three months ended June 30, 2016 compared to $0.4 million in the prior-year period. Capitalized exploration in the current period was primarily incurred at the Peak Mines, the New Afton C-zone and Rainy River. The prior-year period included capitalized exploration primarily incurred at the Peak Mines and Rainy River. The decrease in capitalized exploration costs was due to increased exploration activity at the New Afton C-zone. Please refer to the “Development and Exploration review” section of this MD&A for further details on the Company’s exploration and business development activities.

Other gains and losses

The following other gains and losses are added back for the purposes of adjusted net earnings:

Share purchase warrants

For the three and six months ended June 30, 2016, the Company recorded a loss on share purchase warrants when compared to a gain in the prior-year period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected in earnings.

Gold stream obligation

For the three and six months ended June 30, 2016, the Company had an unrealized loss on the revaluation of the gold stream obligation derivative instrument related to the change in the risk-free discount rate used to value this obligation and the increase in gold prices. The gain or loss on the revaluation of the gold stream obligation as a result of the change in the Company’s own credit risk is recorded in other comprehensive income.

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Gold price option contracts

During the first quarter of 2016, the Company entered into gold price option contracts whereby it sold a series of call option contracts and purchased a series of put option contracts. Derivative instruments are fair valued at the end of each reporting period. For the three and six months ended June 30, 2016, the Company recognized a loss on the revaluation of gold price option contracts due primarily to the increase in gold prices and the passage of time.

Foreign exchange

Movements in foreign exchange are due to the revaluation of the non-monetary assets and liabilities at the balance sheet date and the appreciation of both the Canadian and Australian dollars compared to the U.S. dollar in the current period.

Income tax

Income tax expense for the six months ended June 30, 2016 reflects an effective tax rate of 1%. This compares to income tax expense reflecting an effective tax rate of 29% in the prior-year period. The primary reason for the change in the unadjusted effective tax rate is the impact of foreign exchange movements on the deferred tax related to non-monetary assets and liabilities on translation. For the six months ended June 30, 2016, the Company recorded a foreign exchange gain of $29.0 million on non-monetary assets and liabilities compared to a foreign exchange loss of $31.8 million in the prior-year period with no associated tax impact. The effect on the tax rate is higher in the second quarter of 2016, primarily as a result of the weakening of the U.S. dollar from December 31, 2015 to June 30, 2016.

On an adjusted net earnings (loss) basis, the adjusted tax expense for the six months ended June 30, 2016 was $5.8 million, compared to an adjusted tax recovery of $0.2 million in the prior-year period. The adjusted tax recovery excludes the impact of foreign exchange, the loss on revaluation of the gold stream obligation and the gain on revaluation of the gold price option contracts.

Net earnings (loss)

For the three months ended June 30, 2016, net loss was negatively impacted by other losses of $22.7 million compared to other gains of $10.5 million in the prior-year period. This was partially offset by increased earnings from operations when compared to the prior-year period. For the six months ended June 30, 2016, net earnings benefitted from higher other gains and increased earnings from operations when compared to the prior-year period.

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Adjusted net loss

Please see below for a reconciliation of adjusted net earnings for the three and six months ended June 30, 2016 from the prior-year periods.

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The net earnings have been adjusted, including the associated tax impact, for costs in “Other gains (losses)” on the unaudited condensed consolidated income statement. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the gold option contracts; foreign exchange gain or loss; and loss on disposal of assets. Other adjustments to net earnings also include inventory write-downs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014
Operating information
Gold production (ounces)	99,423	90,811	131,719	122,580	86,442	94,977	105,992	93,367	89,460
Gold sales (ounces)	101,820	86,031	133,005	115,695	87,754	92,398	104,224	88,168	84,736

Revenue	180.3	154.5	199.0	177.3	167.7	168.9	188.1	169.3	178.1

Net earnings (loss)	(8.8)	26.8	(9.5)	(157.8)	9.4	(43.8)	(431.9)	(59.6)	16.2
per share:
Basic ($)	(0.02)	0.05	(0.02)	(0.31)	0.02	(0.09)	(0.86)	(0.12)	0.03
Diluted ($)	(0.02)	0.05	(0.02)	(0.31)	0.02	(0.09)	(0.86)	(0.12)	0.03

Adjusted net (loss) earnings	13.7	(0.4)	2.6	(8.5)	(1.3)	(4.9)	13.4	5.4	8.2
per share:
Basic ($)	0.03	Snil	0.01	(0.02)	Snil	(0.01)	0.03	0.01	0.02
Diluted ($)	0.03	$nil	0.01	(0.02)	$nil	(0.01)	0.03	0.01	0.02

A detailed discussion of production is included in the “Operating Highlights” section of this MD&A.

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REVIEW OF OPERATING MINES

New Afton Mine, British Columbia, Canada

The New Afton Mine is located near Kamloops, British Columbia, Canada. The mine is a large underground gold-copper deposit. New Afton’s property package consists of the nine square kilometre Afton mining lease which centers on the New Afton Mine as well as 118 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district. At December 31, 2015, the mine had 1.2 million ounces of Proven and Probable gold Mineral Reserves and 1.1 billion pounds of Proven and Probable copper Mineral Reserves, with 1.2 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 971 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of New Afton’s operating results is provided below.

AT-A-GLANCE

2016 GUIDANCE:

Gold: 90,000 - 100,000 ounces

copper: 75 - 85 million pounds

Q2 2016 Production:

Gold: 25,287 Ounces

copper: 22.1 million pounds

Total cash costs/oz: ($547)

ALL-IN SUSTAINING COSTS/OZ: ($131)

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Operating information
Ore mined (thousands of tonnes)	1,363	1,155	2,917	2,364
Ore processed (thousands of tonnes)	1,394	1,202	2,782	2,417
Average grade:
Gold (grams/tonne)	0.68	0.76	0.68	0.76
Copper (%)	0.84	0.88	0.85	0.88
Recovery rate (%):
Gold	82.8	82.7	82.3	81.5
Copper	86.1	85.7	85.4	83.8
Gold (ounces):
Produced (1)	25,287	24,358	50,355	48,270
Sold (1)	26,302	24,245	51,433	47,124
Copper (millions of pounds):
Produced (1)	22.1	19.9	44.5	39.5
Sold (1)	22.6	20.1	44.6	39.2
Silver (millions of ounces):
Produced (1)	0.1	0.1	0.1	0.1
Sold (1)	0.1	0.1	0.1	0.1
Average realized price (1)(2):
Gold ($/ounce)	1,280	1,198	1,239	1,227
Copper ($/pound)	2.15	2.73	2.14	2.66
Silver ($/ounce)	18.67	16.47	16.73	16.21
Total cash costs per gold ounce sold ($/ounce) (2)(3)	(547)	(940)	(593)	(889)
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	(131)	(235)	(198)	(295)
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	543	466	516	480
Copper ($/pound)	0.91	1.06	0.89	1.04
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	711	708	672	689
Copper ($/pound)	1.19	1.61	1.16	1.49

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Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Financial Information:
Revenue	76.3	77.6	146.9	150.2
Operating margin(2)	48.0	51.7	94.2	99.6
Earnings from mine operations	11.0	17.7	22.3	32.3
Capital expenditures (sustaining capital) (2)	10.3	16.7	19.1	27.4
Capital expenditures (growth capital) (2)	1.0	4.3	2.0	13.2
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Quarterly operating results

Production

For the three and six months ended June 30, 2016, the increase in gold production was primarily due to the benefit of an increase in mill throughput more than offsetting a planned decrease in gold grade. As a result of the successful completion of the mill expansion in mid-2015, New Afton’s average mill throughput during the second quarter of 2016 was 15,320 tonnes per day.

For the three and six months ended June 30, 2016, the increase in copper production was primarily due to the combined benefit of higher mill throughput and an increase in copper recovery, partially offset by a decrease in copper grade.

Revenue

For the three months ended June 30, 2016, revenue was consistent with the prior-year period. The $1.3 million, or 2% change in revenue was attributed to the impact of a $10.8 million decrease driven by lower metal prices, partially offset by a $9.5 million increase in metal sales volumes. For the six months ended June 30, 2016, revenue was similarly consistent with the prior-year period. The benefit from higher metal sales volumes was offset by lower metal prices.

At the end of the period, New Afton’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 32,400 ounces of gold and 47.1 million pounds of copper. Exposure to these movements in market metal prices is reduced by 29,300 ounces of gold swaps and 43.4 million pounds of copper swaps outstanding as at June 30, 2016, with settlement periods ranging from July 2016 to August 2016.

Earnings from mine operations

For the three and six months ended June 30, 2016, the decrease in earnings from mine operations was primarily due to lower realized copper prices, higher operating expenses and higher depreciation and depletion relative to the prior-year period, partially offset by higher metal sales volumes. Operating expenses were higher than in the prior-year period primarily as a result of increased mining activity and throughput.

Total cash costs and all-in sustaining costs

The increase in costs relative to the prior-year period was primarily attributable to the impact of lower by-product revenues only being partially offset by the combined benefit of higher gold production, the depreciation of the Canadian dollar relative to the U.S. dollar and a decrease in sustaining capital expenditures.

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For the three months ended June 30, 2016, total cash costs were impacted by a $6 million, or $406 per ounce, decrease in by-product revenues relative to the prior-year period as the benefit of higher copper sales volumes was more than offset by the decrease in the realized price. All-in sustaining costs were impacted by the increase in total cash costs noted above, but also benefitted from a decrease in sustaining capital expenditures.

For the six months ended June 30, 2016, total cash costs were impacted by an $8 million, or $348 per ounce, decrease in by-product revenues relative to the prior-year period as a result of the decrease in the realized copper price. Similarly, all-in sustaining costs benefitted from a decrease in sustaining capital expenditures.

Capital expenditures

In both the current period and the prior-year period, sustaining capital expenditures primarily related to mine development costs and the dam raise projects. For the three and six months ended June 30, 2016, the decrease in growth capital expenditures was as a result of the completion of the mill expansion in the second quarter of 2015.

Impact of foreign exchange on operations

New Afton’s operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended June 30, 2016, the value of the U.S. dollar averaged $1.29 against the Canadian dollar compared to $1.23 in the prior-year period, resulting in a positive impact on cash costs of $63 per gold ounce sold. For the six months ended June 30, 2016, the value of the U.S. dollar averaged $1.33 against the Canadian dollar compared to $1.25 in the prior-year period, resulting in a positive impact on cash costs of $103 per gold ounce sold.

Exploration activities

During the second quarter of 2016 underground drilling continued at New Afton to test the potential to expand the C-zone block cave mineral reserve beyond its currently defined limits with the goals of expanding the mineral reserve to improve the economics of the C-zone expansion and delineating additional mineral resources along strike and down plunge of the New Afton mineralized system. The Company provided an update of drill results in a news release issued June 27, 2016.

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Mesquite Mine, California, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach operation. The mine was operated between 1985 and 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. The mine resumed production in 2008. New Gold acquired Mesquite as part of the business combination with Western Goldfields in mid-2009. At December 31, 2015, the mine had 1.5 million ounces of Proven and Probable gold Mineral Reserves and 831,000 ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves. A summary of Mesquite’s operating results is provided below.

AT-A-GLANCE 2016 GUIDANCE: Gold: 130,000 - 140,000 ounces Q2 2016 Production: Gold: 25,564 ounces Total cash costs/oz: $611 ALL-IN SUSTAINING COSTS/OZ: $999

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	4,274	4,892	9,506	6,389
Waste mined (thousands of tonnes)	10,864	13,505	21,226	27,284
Ratio of waste to ore	2.54	2.76	2.23	4.27
Average grade:
Gold (grams/tonne)	0.41	0.32	0.39	0.32
Gold (ounces):
Produced (1)(2)	25,564	22,501	52,935	48,188
Sold (1)	31,115	21,391	56,043	49,225
Average realized price (3):
Gold ($/ounce)	1,262	1,190	1,235	1,204
Total cash costs per gold ounce sold ($/ounce) (3)	611	839	618	867
All-in sustaining costs per gold ounce sold ($/ounce) (3)	999	1,533	1,044	1,632

FINANCIAL INFORMATION
Revenue	39.2	25.5	69.2	59.3
Operating margin(3)	20.4	7.6	35.1	17.1
Earnings from mine operations	10.5	1.1	16.3	2.4
Capital expenditures (sustaining capital)(3)	11.8	14.6	23.3	37.1
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Quarterly operating results

Production

For the three months ended June 30, 2016, the increase in production relative to the prior-year period was primarily attributable to an increase in gold grade which was only partially offset by a decrease in ore tonnes mined and placed on the leach pad. For the six months ended June 30, 2016, the increase in production relative to the prior-year period was attributable to an increase in gold grade and an increase in ore tonnes mined and placed on the leach pad as the focus in the prior-year period was on waste stripping.

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Revenue

For the three months ended June 30, 2016, the $13.7 million, or 54%, increase in revenue was attributed to the combined impact of a $2.2 million increase driven by higher metal prices and a $11.5 million increase in metal sales volumes. For the six months ended June 30, 2016, the increase in revenue was similarly attributed to the combined impact of higher metal prices and increased metal sales volumes.

Earnings from mine operations

For the three and six months ended June 30, 2016, the increase in earnings from mine operations is attributable to higher revenue partially offset by higher depreciation and depletion. Despite higher production and sales for the three and six months ended June 30, 2016, operating expenses were consistent with the prior-year period as a result of lower diesel prices and the Company’s business improvement initiatives.

Total cash costs and all-in sustaining costs

For the three and six months ended June 30, 2016, the decrease in total cash costs per gold ounce sold relative to the prior-year period was primarily attributable to higher production and lower diesel prices. For the three and six months ended June 30, 2016, the decrease in all-in sustaining costs per gold ounce sold was primarily attributable to lower cash costs and sustaining capital expenditures relative to the prior-year periods.

Capital expenditures

For the three and six months ended June 30, 2016, the decrease in capital expenditures was a result of lower capitalized waste stripping expenditures as the focus in the prior-year periods was on waste stripping and additional spending in the prior-year periods as a result of the leach pad expansion conducted in 2015.

Exploration activities

No exploration activities were conducted at Mesquite during the first half of 2016.

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Peak Mines, New South Wales, Australia

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines was originally built by Rio Tinto Plc and commenced production in 1992. At December 31, 2015, the mine had 267,000 ounces of Proven and Probable gold Mineral Reserves and 82 million pounds of Proven and Probable copper Mineral Reserves, with 440,000 ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 94 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of Peak Mines’ operating results is provided below:

AT-A-GLANCE

2016 GUIDANCE:

Gold: 80,000 – 90,000 ounces

copper: 6 – 8 million pounds

Q2 2016 Production:

Gold: 31,285 ounces

copper: 3.6 million pounds

Total cash costs/oz: $521

ALL-IN SUSTAINING COSTS/OZ: $706

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Operating information
Ore mined (thousands of tonnes)	191	171	360	343
Ore processed (thousands of tonnes)	163	177	327	354
Average grade:
Gold (grams/tonne)	7.01	3.31	5.37	3.43
Copper (%)	1.11	1.08	1.01	1.02
Recovery rate (%):
Gold	94.5	90.4	94.4	91.6
Copper	89.2	88.0	90.5	88.6
Gold (ounces):
Produced (1)	31,285	14,892	50,881	34,320
Sold (1)	27,784	13,837	44,934	33,566
Copper (millions of pounds):
Produced (1)	3.6	3.7	6.6	7.1
Sold (1)	2.5	3.6	5.8	6.6
Average realized price (2):
Gold ($/ounce)	1,272	1,184	1,264	1,208
Copper ($/pound)	2.12	2.66	2.16	2.66
Total cash costs per gold ounce sold (2)(3)	521	1,157	620	974
All-in sustaining costs per gold ounce sold (2)(3)	706	1,549	827	1,337
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	623	1,141	736	1,026
Copper ($/pound)	1.10	2.72	1.32	2.41
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	782	1,386	904	1,276
Copper ($/pound)	1.36	3.27	1.61	2.96

FINANCIAL INFORMATION
Revenue	40.2	24.9	67.9	56.4
Operating margin (2)	21.4	1.0	28.9	8.0
Earnings (loss) from mine operations	6.7	(6.6)	1.2	(10.6)
Capital expenditures (sustaining capital) (2)	3.2	4.2	4.9	10.0
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product copper revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

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Quarterly operating results

Production

For the three and six months ended June 30, 2016, the increase in gold production was attributable to the combination of higher gold grade and recovery which was only partially offset by lower throughput. Gold production in the prior-year periods was below average due to the impact of geotechnical challenges in the Peak Mines’ most gold-rich ore body, Perseverance, which limited the amount of ore that was mined and processed from this area.

Revenue

For the three months ended June 30, 2016, the $15.3 million, or 61%, increase in revenue was attributed to the combined impact of a $1.6 million increase driven by higher metal prices and a $13.7 million increase as a result of increased metal sales volumes. For the six months ended June 30, 2016, the increase in revenue was similarly attributed to the combined impact of higher metal prices and increased metal sales volumes.

At the end of the period, Peak Mines’ exposure to the impact of movements in market metal prices for provisionally priced contracts was 3,300 ounces of gold and 4.8 million pounds of copper. Exposure to these movements in market metal prices was reduced by 4.6 million pounds of copper swaps outstanding at the end of the period, with settlement periods ranging from July 2016 to September 2016.

Earnings (loss) from mine operations

For the three and six months ended June 30, 2016, the increase in earnings from mine operations was primarily attributable to the combined benefit of higher revenue and lower operating expenses. Operating expenses were lower than in the prior-year periods due to the depreciation of the Australian dollar relative to the U.S. dollar and the Company’s business improvement initiatives.

Total cash costs and all-in sustaining costs

For the three and six months ended June 30, 2016, the decrease in total cash costs per gold ounce sold was attributable to the increase in production as well as the depreciation of the Australian dollar relative to the U.S. dollar, partially offset by a decrease in by-product revenue as both copper sales volumes and average realized copper prices were lower than in the prior-year periods. The decrease in all-in sustaining costs per gold ounce sold was a result of the decrease in total cash costs described above and the decrease in sustaining capital expenditures.

Capital expenditures

For the three months ended June 30, 2016, capital expenditures were consistent with the prior-year period. For the six months ended June 30, 2016, the decrease in capital expenditures is a result of reductions in capital development as there were loader and truck purchases in the first quarter of the prior year and a reduction in capitalized exploration. Capital expenditures are related to mine and infrastructure development.

Impact of Foreign Exchange on Operations

Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Australian dollar. For the three months ended June 30, 2016, the value of the U.S. dollar averaged $1.34 against the Australian dollar compared to $1.29 in the prior-year period, resulting in a positive impact on cash costs of $29 per gold ounce sold. For the six months ended June 30, 2016, the value of the U.S. dollar averaged $1.36 against the Australian dollar compared to $1.28 in the prior-year period, resulting in a positive impact on cash costs of $62 per gold ounce sold.

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Exploration Activities

During the second quarter of 2016, exploration at the Peak Mines operation continued to focus on delineating mineral resources in the Chronos and Anjea zones as well as earlier stage prospects along the Peak Mine Corridor. Results of this work continue to offer good potential to extend the long-term life of the Peak Mines operation. The Company provided an update of drill results in a news release issued June 27, 2016. For more information, please refer to the “Corporate Developments” section of this MD&A.

Cerro San Pedro Mine, San Luis Potosí, Mexico

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. At December 31, 2015, the mine had 13,000 ounces of Proven and Probable gold Mineral Reserves and 419,000 ounces of Proven and Probable silver Mineral Reserves. A summary of Cerro San Pedro’s operating results is provided below:

AT-A-GLANCE

2016 GUIDANCE:

Gold: 60,000 – 70,000 ounces

silver: 1.3 – 1.5 million ounces

Q2 2016 Production:

Gold: 17,287 ounces

SILVER: 0.2 MILLION OUNCES

Total cash costs/oz: $898

ALL-IN SUSTAINING COSTS/OZ: $941

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	1,531	5,323	3,221	8,497
Waste mined (thousands of tonnes)	617	881	2,721	5,803
Ratio of waste to ore	0.40	0.17	0.84	0.68
Average grade:
Gold (grams/tonne)	0.61	0.71	0.49	0.59
Silver (grams/tonne)	17.84	26.51	14.38	24.14
Gold (ounces)
Produced (1)(2)	17,287	24,691	36,063	50,641
Sold (1)	16,619	28,281	35,441	50,237
Silver (millions of ounces)
Produced (1)(2)	0.2	0.3	0.5	0.6
Sold (1)	0.2	0.4	0.5	0.6
Average realized price (3):
Gold ($/ounce)	1,251	1,189	1,216	1,202
Silver ($/ounce)	16.77	16.24	15.67	16.42
Total cash costs per gold ounce sold ($/ounce) (3)(4)	898	879	917	944
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	941	889	947	955
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	952	926	962	981
Silver ($/ounce)	12.76	12.65	12.40	13.40
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	988	934	987	991
Silver ($/ounce)	13.25	12.76	12.72	13.54

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Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
FINANCIAL INFORMATION
Revenue	24.6	39.7	50.8	70.7
Operating margin (3)	5.8	9.1	10.0	14.1
Earnings from mine operations	5.1	6.4	8.5	8.7
Capital expenditures (sustaining capital)(3)	0.5	0.3	0.7	0.5
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin and capital expenditures (sustaining and growth) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.
4.	The calculation of total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Quarterly operating results

Production

For the three and six months ended June 30, 2016, the planned decrease in gold and silver production was primarily attributable to a decrease in ore tonnes mined and placed on the leach pad as Cerro San Pedro was in its final months of active mining. Cerro San Pedro completed active mining in late June and has now transitioned to residual leaching.

Revenue

For the three months ended June 30, 2016, the $15.1 million, or 38%, decrease was attributable to the impact of a $16.3 million decrease in metal sales volumes, which was partially offset by a $1.2 million increase driven by higher metal prices. For the six months ended June 30, 2016, the decrease in revenues was attributable to the combined impact of the decrease in metal sales volumes and lower metal prices.

Earnings (loss) from mine operations

For the three and six months ended June 30, 2016, earnings from mine operations were consistent with the prior-year period. Earnings from mine operations were negatively impacted by lower revenues, partially offset by lower operating expenses and depreciation and depletion when compared to the prior-year periods. Operating expenses were lower than in the prior-year periods due to lower mining activity. Despite this, Cerro San Pedro experienced relatively strong gold production for the three and six months ended June 30, 2016.

Total cash costs and all-in sustaining costs

For the three months ended June 30, 2016, the increase in total cash costs per gold ounce sold was attributable to the combined impact of lower gold production and lower silver by-product revenues, partially offset by the effect of the depreciation of the Mexican peso relative to the U.S. dollar on operating expenses. The increase in all-in sustaining costs per gold ounce sold was primarily attributable to the increase in total cash costs.

For the six months ended June 30, 2016, the decrease in total cash costs per gold ounce sold was attributable to the effect of the depreciation of the Mexican peso relative to the U.S. dollar on operating expenses, partially offset by the combined impact of lower gold production and lower silver by-product revenues. All-in sustaining costs per gold ounce sold were consistent with the prior-year period.

Capital expenditures

For the three and six months ended June 30, 2016, capital expenditures were consistent with the prior-year periods. Capital expenditures relate to sustaining capital.

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Impact of Foreign Exchange on Operations

Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. For the three months ended June 30, 2016, the value of the Mexican peso averaged MXN18.1 against the U.S. dollar compared to MXN15.3 in the prior-year period. This had a positive impact on cash costs of $119 per gold ounce sold. For the six months ended June 30, 2016, the value of the Mexican peso averaged MXN18.1 against the U.S. dollar compared to MXN15.1 in the prior-year period. This had a positive impact on cash costs of $128 per gold ounce sold.

DEVELOPMENT AND EXPLORATION REVIEW

Rainy River Project, Ontario, Canada

Rainy River is a gold project located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The project property is located near infrastructure and is comprised of approximately 192 square kilometres of freehold and leasehold patented surface rights and mining rights, properties and unpatented mining claims.

AT-A-GLANCE

AS AT DECEMBER 31, 2015

PROVEN AND PROBABLE RESERVES

GOLD: 3.8 MILLION OUNCES

SILVER: 9.4 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of reserves)

Gold: 2.6 MILLION OUNCES

SILVER: 9.3 MILLION OUNCES

Rainy River enhances New Gold’s growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and longer-term exploration potential. Rainy River is expected to generate significant gold production growth for New Gold at costs below the Company’s 2016 guidance for all-in sustaining costs. Relative to the Company’s consolidated 2016 gold production guidance of 360,000 to 400,000 ounces, Rainy River alone is expected to produce an average of 325,000 ounces of gold annually, which will more than offset the decrease in production and cash flow arising from the transition of Cerro San Pedro to residual leaching. The Company looks forward to advancing Rainy River and providing further updates on its development.

Rainy River – Q2 2016 Key PROJECT UPDATES
•	Overall construction progress is currently over 40% complete
•	Plant site earthworks and power line construction substantially complete
•	Concrete placement over 75% complete
•	Installation of mechanical, piping, electrical and instrumentation underway in grinding building and for primary crusher
•	First ball mill shell segment placed in grinding building
•	Pre-leach thickener tank 90% complete
•	Leach tanks over 30% complete
•	Received approval to begin pumping an initial amount of water from the Pinewood river to the water management facility for storage
•	Approvals to commence remediation work on water management facilities expected in the coming weeks
•	Final submission of redesigns to tailings management facility scheduled for mid-August
•	225 people currently on full-time operations team with over 70% from local communities, including over 30% from Indigenous communities
•	Material moved for mine development on target
•	No Lost Time Incidents since New Gold acquired the project in 2013

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Project advancement

The focus of the 2016 development activities is on the construction of the processing facilities and supporting infrastructure as well as the initial stripping of the open pit.

Construction of the process facilities and the pre-production mining activities are advancing well. During the second quarter, the installation of the mechanical, piping, electrical and instrumentation equipment started both in the grinding building and the primary crusher and the first ball mill shell was installed. The mine operations team moved approximately 5.0 million tonnes of waste and overburden during the quarter, bringing the total material moved to date to over 7.0 million tonnes. The team continues to increase the mining rate and is now moving an average of approximately 68,000 tonnes per day.

As previously disclosed, during the course of the construction of the water management facility earlier in 2016, New Gold identified areas where the strength of the foundation is less than was estimated for the original designs. As a result, during the second quarter, the Company submitted revised construction designs for regulatory review. Based on recent communications, New Gold anticipates receipt of the requisite permit amendments to begin the remediation work on the water management facility in the coming weeks. Consistent with New Gold’s previous disclosure, the Company’s remediation plan includes the addition of rock toe buttresses at the base of the water management berms. Subsequent to the end of the second quarter, the Company received approval to begin pumping an initial amount of water from the Pinewood river to the water management facility for storage.

The Company is also finalizing its review of the tailings management facility design, parts of which are similarly impacted by the foundation conditions, and plans to submit its proposed redesigns for regulatory review by mid-August. New Gold’s proposed redesign incorporates flatter slope angles and wick drains in some areas. Construction on both the water management and tailings facilities will recommence immediately after receiving the respective approvals.

With construction of the processing facilities and other components of the project on schedule, and the process of amending the water and tailings management facilities advancing as planned, the Company continues to target first production at Rainy River in mid-2017. In support of this schedule, New Gold continues to work with Environment and Climate Change Canada towards obtaining a Schedule 2 Amendment, required to deposit mine waste in certain creeks, which is targeted to be received in mid-2017. However, the Schedule 2 Amendment is not required to maintain the planned mid-2017 start-up, as the Company has also evaluated the potential to construct a smaller starter dam within the broader tailings management facility. The contemplated smaller facility would have capacity for approximately six months of mine waste and would not require a Schedule 2 Amendment.

Permitting activities

In January 2015, the Canadian Environmental Assessment Agency granted Federal environmental regulatory approval and the Ontario Ministry of Environment and Climate Change granted Provincial environmental regulatory approval for Rainy River.

Key construction-related permits have subsequently been issued by the Ontario Ministry of Environment and Climate Change as well as the Ontario Ministry of Natural Resources & Forestry. As noted above, the Company expects to apply for amendments to certain existing permits. Receipt of additional provincial construction and operations phase permits is progressing in line with the project development schedule. New Gold continues to work closely with Environment and Climate Change Canada towards obtaining the required mine waste Schedule 2 authorization, which is expected to be received in the first half of 2017.

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Exploration

During the second quarter of 2016, exploration efforts at Rainy River were directed toward the continued identification and prioritization of areas of prospective gold mineralization within several kilometres of the central mine development area.

Environmental and community activities

New Gold has entered into Participation Agreements or Impact Benefit Agreements with the Naicatchewenin and Rainy River First Nations, Big Grassy First Nation, four of the communities of the Fort Frances Chiefs Secretariat and the Métís Nation of Ontario. The Participation Agreements and Impact Benefit Agreements provide for how the First Nation and Métis communities will benefit from the development of Rainy River and throughout the life of the mine. New Gold continues to meet with local Aboriginal communities. New Gold also sends out regular newsletters on Rainy River to all communities in the Rainy River District and parts of the Kenora District. Other engagement activities include community visits, site tours, communication with local neighbours and regular communication with the local municipality.

Project costs and outlook

For the three months ended June 30, 2016, capital expenditures at Rainy River totalled $107.6 million which includes $107.0 million for development capital costs with the remainder primarily for exploration. This compares to $32.9 million in the prior-year period.

For the six months ended June 30, 2016, capital expenditures at Rainy River totalled $189.8 million, which includes $188.9 million for development capital costs with the remainder primarily for exploration. This compares to $51.9 million in the prior-year period.

Based on the development capital spent to date, and assuming a C$1.30/US$ exchange rate on capital expenditures going forward, the total Rainy River capital cost is expected to be approximately $940 million. The total capital cost estimate includes the previously announced $35 million of additional capital required to adjust the design of the water and tailings management facilities.

Blackwater Project, British Columbia, Canada

Blackwater is a bulk-tonnage gold and silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Exploration

During the second quarter of 2016, no exploration activities were conducted at Blackwater following the Company’s decision to temporarily suspend exploration activities in order to direct financial resources toward other opportunities.

AT-A-GLANCE

AS AT DECEMBER 31, 2015

PROVEN AND PROBABLE RESERVES

GOLD: 8.2 MILLION OUNCES

SILVER: 60.8 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of reserves)

Gold: 1.3 MILLION OUNCES

SILVER: 7.8 MILLION OUNCES

Environmental and permitting activities

The following environmental and permitting related activities occurred at Blackwater during the second quarter of 2016:

•	The Provincial and Federal environmental assessment technical review stage continued, with approvals anticipated in early 2017.
•	Continued key engineering studies for advancement of post-environmental assessment approval permits.
•	Continued discussions with key First Nations on Participation Agreements.

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Project costs

For the three months ended June 30, 2016, capital expenditures totalled $2.5 million compared to $1.0 million in the prior-year period. For the six months ended June 30, 2016, capital expenditures totalled $4.3 compared to $3.0 million in the prior-year period. Expenditures in the current period related to the continued advancement of the environmental& assessment process and related environmental and engineering studies.

New Afton C-zone, British Columbia, Canada

The C-zone is the down plunge extension of the B-zone block cave currently being mined at New Afton.

In the first quarter of 2016, New Gold completed a feasibility study which confirmed the viability and positive economics for the C-zone deposit. The feasibility study relates to the C-zone mineral reserves which have demonstrated economic viability at the New Afton property and is not part of, and

AT-A-GLANCE AS AT JUNE 30, 2016 MEASURED AND INDICATED RESOURCES (Included in New Afton Measured and Indicated Resources) Gold: 1.05 MILLION OUnces copper: 816 million pounds should be distinguished from, the current mining of the B-zone reserves. Work expected to be completed in 2016 includes additional exploration drilling, permit amendment preparation and submission, mine optimizations and planning reviews. The detailed results from the feasibility study can be found in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015.

Project update and costs

During the second quarter of 2016, work on the C-zone included ongoing exploration drilling, permit amendments, baseline environmental work, and additional studies to review project opportunities and optimizations. On June 27, 2016, New Gold provided an update on its exploration results at the C-zone. Please refer to the “Corporate Developments” section of this MD&A for more information. For the three months ended June 30, 2016, project capital expenditures totalled $0.9 million, which includes exploration drilling expenditures of $0.8 million and project development expenditures of $0.1 million. Year-to-date project capital expenditures totalled $1.9 million.

33

FINANCIAL CONDITION REVIEW

Balance Sheet Review

As at June 30		As at December 31
(in millions of U.S. dollars)	2016	2015
balance sheet information
Cash and cash equivalents	219.5	335.5
Other current assets	266.1	279.1
Non-current assets	3,288.1	3,060.9
Total assets	3,773.7	3,675.5

Current liabilities	163.6	147.3
Non-current liabilities excluding long-term debt	705.6	641.0
Long-term debt	788.5	787.6
Total liabilities	1,657.7	1,575.9
Total equity	2,116.0	2,099.6
Total liabilities and equity	3,773.7	3,675.5

Assets

The increase in total assets is primarily attributable to growth capital expenditures at Rainy River.

Cash and cash equivalents

The change in cash and cash equivalents was primarily driven by growth capital expenditures at Rainy River as $189.8 million was spent during the first half of 2016. This was partially offset by operating cash flows generated during the current period. Please refer to the “Liquidity and Cash Flow” section of this MD&A for further information.

Other current assets

Other current assets primarily consist of trade and other receivables, inventories and prepaid expenses. The decrease in other current assets is primarily attributable to a decrease in current income taxes receivable.

Non-current assets

Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects and property, plant and equipment. The increase in non-current assets is primarily attributable to the Company’s investments in its mining interests. For the three and six months ended June 30, 2016, the Company spent $138.2 million and $245.6 million, respectively, primarily focused on continued project advancement at Rainy River, and sustaining capital expenditure at the Company’s operating sites.

Liabilities

Current liabilities

The increase in liabilities is primarily attributable to the increase in trade and other payables at Rainy River where development activity on the project has increased.

Non-current liabilities excluding long-term debt

Non-current liabilities consist primarily of reclamation and closure cost obligations, the gold stream obligation, long-term debt and deferred tax liabilities. The increase in non-current liabilities is primarily attributable to the increase in the fair value of the gold stream obligation.

34

The Company’s asset retirement obligations consist of reclamation and closure costs for New Afton, Mesquite, Peak Mines, Cerro San Pedro, Blackwater and Rainy River. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term discounted portion of the liability as at June 30, 2016 was $72.4 million compared to $67.5 million as at December 31, 2015. The increase was primarily due to the decrease in the discount rates and the strengthening of the Canadian and Australian dollars relative to the U.S. dollar from December 31, 2015 to June 30, 2016. The Company intends to spend $1.2 million in the next twelve months on reclamation activities, and the remainder in future periods.

The decrease in net deferred tax liabilities is mainly driven by the impact of foreign exchange movements on the deferred tax related to non-monetary assets and liabilities. For the six months ended June 30, 2016, the Company recorded a foreign exchange gain of $29.0 million on non-monetary assets and liabilities. This was primarily due to the deferred tax liabilities being denominated in currencies other than the U.S. dollar and has no tax impact.

Long-term debt and financial covenants

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt as at June 30, 2016 includes senior unsecured notes.

On July 20, 2015 the Company entered into a $175 million streaming transaction with RGLD Gold Ag, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). The gold stream obligation is accounted for as a financial liability under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at the end of each reporting period, with changes in fair value reflected in the condensed consolidated income statements and condensed consolidated statements of comprehensive income. The gold stream obligation contains a maximum leverage ratio covenant (net debt to EBITDA) of 3.5 : 1.0, with the exception that the net leverage covenant limit may increase to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0. However, in order to provide additional flexibility in the event of a decline in metal prices and/or appreciation of the Canadian dollar relative to the U.S. dollar, Royal Gold has agreed to adjust this leverage ratio to match the revised maximum leverage ratio under the revolving credit facility for the four consecutive quarters ended June 30, 2017.

On April 5, 2012, the Company issued $300.0 million of senior unsecured notes (“2020 Unsecured Notes”). As at June 30, 2016 the face value was $300.0 million. The 2020 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year.

On November 15, 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at June 30, 2016 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The 2020 and 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (EBITDA to interest) of 2.0 : 1.0. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants with respect to the Company’s 2020 and 2022 Unsecured Notes.

The Company has a $300.0 million revolving credit facility (the “Credit Facility”) which expires on August 14, 2019. The Credit Facility also provides the Company with the option to draw an additional $50.0 million above and beyond the base $300.0 million, subject to lender participation. Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio (EBITDA to interest) and the maximum leverage ratio (net debt to EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter.

35

The Company regularly reviews its expected financial commitments and financial resources to evaluate covenant compliance. Based on prevailing spot prices of gold, copper and silver and the prevailing exchange rate for the Canadian dollar as of the date of this MD&A, management believes that New Gold has sufficient liquidity and capital resources to complete the construction of Rainy River as currently contemplated within the financial covenants provided in the Credit Facility. However, in order to provide additional flexibility in the event of a decline in metal prices and/or appreciation of the Canadian dollar relative to the U.S. dollar, on February 17, 2016, the Company amended the Credit Facility to vary the maximum leverage ratio from 3.5 : 1.0. Specifically, for the quarter ending September 30, 2016, the maximum leverage ratio will increase to 4.0 : 1.0, and for the subsequent three quarters, the maximum leverage ratio will increase to 4.5 : 1.0. Following that period, the maximum leverage ratio will return to 3.5 : 1.0.

Significant financial covenants applicable as at June 30, 2016 and December 31, 2015 are as follows:

Twelve months ended June 30			Twelve months ended December 31
Applicable Financial Covenant		2016	2015
financial covenants
Minimum interest coverage ratio (EBITDA to interest)	> 3.0 : 1	5.4 : 1	5.1 : 1
Maximum leverage ratio (net debt to EBITDA)	< 3.5 : 1	2.3 : 1	2.0 : 1

The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.62% as at June 30, 2016 (December 31, 2015 – 0.62%).

As at June 30, 2016, the Company had not drawn any funds under the Credit Facility; however, the Credit Facility has been used to issue letters of credit of $121.0 million as at June 30, 2016 (December 31, 2015 - $115.9 million). No new letters of credit have been issued in the current year, with the increase due to the appreciation of the Canadian and Australian dollars relative to the U.S. dollar. Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies.

Liquidity and Cash Flow

As at June 30, 2016, the Company had cash and cash equivalents of $219.5 million compared to $335.5 million at December 31, 2015. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

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The Company’s cash flows from operating, investing and financing activities, as presented in the unaudited condensed consolidated statements of cash flows, are summarized in the following table for the three and six months ended June 30, 2016 and 2015:

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
cash flow information
Cash generated from operations	79.2	56.9	140.7	126.7
Cash used in investing activities (sustaining capital expenditure and other) (1)	(26.3)	(34.7)	(50.0)	(72.0)
Cash used in investing activities (growth capital expenditure) (1)	(111.1)	(38.2)	(196.1)	(69.7)
Cash used in financing activities	(20.3)	(26.1)	(20.6)	(26.0)
Effect of exchange rate changes on cash and cash equivalents	(0.3)	3.1	10.0	(2.7)
Change in cash and cash equivalents	(78.8)	(39.0)	(116.0)	(43.7)
1.	We use certain non-GAAP financial performance measures throughout our MD&A. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Operations

For the three and six months ended June 30, 2016, the increase in cash generated from operations was primarily due to higher metal sales volumes and lower operating expenses as a result of the depreciation of the Canadian and Australian dollars and the Mexican Peso relative to the U.S. dollar, the reduction in mining activity at Cerro San Pedro and the Company’s business improvement initiatives.

Investing Activities

Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects. Spending was higher than in the prior-year period, with the Company spending $246.1 million during the first half of 2016 compared to $141.7 million in the prior-year period. Investing activities during the period primarily focused on continued project advancement at Rainy River. Investing activities in the prior-year period focused on project advancement at Rainy River, the mill expansion at New Afton and the leach pad expansion and stripping projects at Mesquite.

The following table summarizes the capital expenditures (mining interests per the unaudited condensed consolidated statements of cash flows) for the three and six months ended June 30, 2016 and 2015:

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2016	2015	2016	2015
CAPital EXpenditures by site
New Afton	11.3	21.0	21.1	40.6
Mesquite	11.7	14.6	23.3	37.1
Peak Mines	3.2	4.2	4.9	10.0
Cerro San Pedro	0.5	0.3	0.7	0.5
Rainy River	107.6	32.9	189.8	51.9
Blackwater	2.5	1.0	4.3	3.0
Corporate	1.4	-	1.5	-
Total Capital Expenditures	138.2	73.9	245.6	143.1

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Financing Activities

Cash used by financing activities was primarily related to interest paid and cash proceeds from stock options exercised.

The Company’s June 30, 2016 cash balance of $219.5 million together with the receivable for Royal Gold’s second instalment under the stream agreement of $75.0 million (the receipt of which is subject to the satisfaction of certain conditions and is expected to be received late in the third quarter or early in the fourth quarter of 2016) and the $179.0 million available for drawdown under New Gold’s revolving credit facility provide the Company with approximately $474 million of liquidity, in addition to the net cash the Company’s operating mines are expected to generate.

In the opinion of management, the Company’s liquidity position as at June 30, 2016, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis and the remaining development capital expenditures at Rainy River. The Company has outstanding notes in the principal amount of $300 million maturing in 2020 and $500 million maturing in 2022.  Assuming the continuation of prevailing commodity prices and exchange rates, operations performing in accordance with mine plans, and successful construction of Rainy River on schedule, the Company could choose to repay this indebtedness from internally generated cash, depending on management’s views on the attractiveness of other uses of such cash. The Company will decide whether to repay or refinance some or all of such note indebtedness before the respective stated maturities.

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, copper and silver, as well as other factors, including the Canadian/U.S. dollar exchange rate. Based on prevailing spot prices of gold, copper and silver and the prevailing exchange rate for the Canadian dollar as of the date of this MD&A, management believes that New Gold has sufficient liquidity and capital resources to complete the construction of Rainy River based on the current construction cost estimate. In addition, as discussed under the heading “Balance Sheet Review”, the Company has amended certain financial ratios in its Credit Facility to provide additional flexibility in the event of a decline in metal prices or appreciation of the Canadian dollar relative to the U.S. dollar.

Taking into consideration the Company’s current cash position, volatile equity markets and foreign exchange rates, global uncertainty in the capital markets and increasing cost pressures, the Company regularly reviews expenditures and assesses business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. In addition, the Company regularly evaluates the magnitude and timing of its capital commitments at Rainy River in relation to the Company’s current and projected future financial resources, while also taking into account any potential implications for the project’s development schedule. Even with the additional flexibility provided by the amendment to the financial covenants in the Credit Facility, and the gold price option contracts, a period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity. In addition, a sustained significant appreciation of the Canadian dollar relative to the U.S. dollar could impact the timing of the development work and project completion at Rainy River.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At June 30, 2016, these commitments totalled $277.5 million, $183.0 million of which are expected to fall due over the next 12 months. This compares to commitments of $262.2 million as at December 31, 2015, $184.4 million of which were expected to fall due over the upcoming year. The increase is due to Rainy River entering into additional capital purchase commitments. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

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Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Cerro San Pedro Mine

After public consultation, in March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life or leach pad life. During 2015, New Gold experienced challenges relating to its annual operations license. While the issues relating to the 2015 annual operations license have been resolved and the 2016 annual operations license has been issued, it is possible that authorizations required in the future may also be subject to challenges or issues. This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

				As at June 30		As at December 31
(in millions of U.S. dollars, except where noted)	< 1 year	1-3 Years	4-5 Years	After 5 Years	2016 Total	2015 Total
CONTRACTUAL OBLIGATIONS(1)
Long-term debt	-	-	300.0	500.0	800.0	800.0
Interest payable on long-term debt	52.3	104.5	83.5	46.9	287.2	313.3
Operating lease commitments	1.0	0.4	-	-	1.4	6.5
Capital expenditure commitments	183.0	94.5	-	-	277.5	262.2
Reclamation and closure cost obligations	1.2	2.3	2.3	84.3	90.1	90.9
Gold stream obligation	-	46.2	45.1	160.5	251.8	235.7
Total contractual obligations	237.5	247.8	430.9	791.7	1,708.0	1,708.6

1.	The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of senior unsecured notes issued on April 5, 2012 and November 15, 2012. Refer to the section “Financial Condition Review – Balance Sheet Review – Long-term debt” for further details.

Related Party Transactions

The Company did not enter into any related party transactions during the three and six months ended June 30, 2016.

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Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at July 27, 2016, there were 512,847,211 common shares of the Company outstanding. The Company had 13,720,274 stock options outstanding under its share option plan, exercisable for up to 13,720,274 common shares. In addition, there are warrants outstanding exercisable for up to 27,899,865 common shares.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product silver and copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

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All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

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Cash Costs and All-in Sustaining Costs (“AISC”) per Ounce Reconciliation Tables

The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Total cash costs AND AISC reconciliation
Operating expenses	84.7	98.2	166.6	197.8
Treatment and refining charges on concentrate sales	3.8	8.5	7.3	15.9
Adjustments(1)	0.6	1.0	(0.2)	1.7
Total cash costs before by-product revenue	89.1	107.7	173.7	215.4
By-product copper and silver sales	(55.1)	(71.7)	(109.3)	(134.5)
Total cash costs net of by-product revenue	34.0	36.0	64.4	80.9
Gold ounces sold	101,820	87,754	187,851	180,152
Total cash costs per gold ounce sold ($/ounce)	334	410	343	449
Total cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	609	704	625	717
Total cash costs net of by-product revenue	34.0	36.0	64.4	80.9
Sustaining capital expenditures(3)	27.1	35.7	49.5	75.0
Sustaining exploration - expensed	1.8	1.2	4.2	1.6
Corporate G&A including share-based compensation(4)	8.7	7.1	17.4	15.1
Reclamation expenses	1.3	0.9	2.4	2.0
Total all-in sustaining costs	72.9	80.9	137.9	174.6
All-in sustaining costs per gold ounce sold ($/ounce)	717	922	736	969
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	871	1,007	885	1,038
1.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties and social closure costs included in operating expenses.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

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Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
NEW AFTON cash costs and AISC reconciliation
Operating expenses	28.3	25.9	52.7	50.6
Treatment and refining charges on concentrate sales	2.9	7.1	5.7	13.4
New Afton cash costs before by-product revenue	31.2	33.0	58.4	63.9
By-product copper and silver sales	(45.5)	(55.8)	(88.9)	(105.8)
New Afton cash costs net of by-product revenue	(14.3)	(22.8)	(30.5)	(41.9)
Gold ounces sold	26,302	24,245	51,433	47,124
New Afton cash costs per gold ounce sold ($/ounce)	(547)	(940)	(593)	(889)
New Afton cash costs per gold ounce sold on a co-product basis(1) ($/ounce)	543	466	516	480
New Afton cash costs net of by-product revenue	(14.3)	(22.8)	(30.5)	(41.9)
Sustaining capital expenditures(2)	10.3	16.7	19.1	27.4
Sustaining exploration - expensed	0.4	-	0.6	-
Reclamation expenses	0.3	0.4	0.6	0.6
New Afton all-in sustaining costs	(3.3)	(5.7)	(10.2)	(13.9)
All-in sustaining costs per gold ounce sold ($/ounce)	(131)	(235)	(198)	(295)
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	711	708	672	689
1.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
2.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to capital expenditures per the segmented information note.

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Mesquite cash costs and AISC reconciliation
Operating expenses	18.8	17.8	34.1	42.2
Adjustments(1)	0.3	0.1	0.5	0.5
Mesquite cash costs	19.1	17.9	34.6	42.7
Gold ounces sold	31,115	21,391	56,043	49,225
Mesquite cash costs per gold ounce sold ($/ounce)	611	839	618	867
Mesquite cash costs	19.1	17.9	34.6	42.7
Sustaining capital expenditures	11.7	14.6	23.3	37.1
Reclamation expenses	0.3	0.2	0.7	0.5
Mesquite all-in sustaining costs	31.1	32.8	58.6	80.3
All-in sustaining costs per gold ounce sold ($/ounce)	999	1,533	1,044	1,632
1.	Adjustments includes amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties.

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Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Peak Mines cash costs and AISC reconciliation
Operating expenses	18.8	23.9	39.0	48.4
Treatment and refining charges on concentrate sales	0.9	1.4	1.6	2.5
Adjustments(1)	0.5	0.7	-	0.2
Peak Mines cash costs before by-product revenue	20.2	25.9	40.6	51.1
By-product copper and silver sales	(5.8)	(9.9)	(12.7)	(18.4)
Peak Mines cash costs net of by-product revenue	14.4	16.0	27.9	32.7
Gold ounces sold	27,784	13,837	44,934	33,566
Peak Mines cash costs per gold ounce sold ($/ounce)	521	1,157	620	974
Peak Mines cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	623	1,141	736	1,026
Peak Mines cash costs net of by-product revenue	14.4	16.0	27.9	32.7
Sustaining capital expenditures	3.1	4.2	4.9	10.0
Sustaining exploration - expensed	1.5	0.9	3.6	1.6
Reclamation expenses	0.5	0.3	0.9	0.6
Peak Mines all-in sustaining costs	19.5	21.4	37.3	44.9
All-in sustaining costs per gold ounce sold ($/ounce)	706	1,549	827	1,337
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	782	1,386	904	1,276
1.	Adjustments include non-cash items related to inventory write-downs.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
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Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Cerro San Pedro cash costs and AISC reconciliation
Operating expenses	18.8	30.6	40.8	56.6
Adjustments(1)	(0.2)	0.2	(0.7)	1.0
Cerro San Pedro cash costs before by-product revenue	18.6	30.9	40.1	57.6
By-product silver sales	(3.8)	(6.0)	(7.7)	(10.2)
Cerro San Pedro cash costs net of by-product revenue	14.8	24.9	32.4	47.4
Gold ounces sold	16,619	28,281	35,441	50,237
Cerro San Pedro cash costs per gold ounce sold ($/ounce)	898	879	917	944
Cerro San Pedro cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	952	926	962	981
Cerro San Pedro cash costs net of by-product revenue	14.8	24.9	32.4	47.4
Sustaining capital expenditures	0.5	0.3	0.7	0.5
Reclamation expenses	0.2	-	0.2	0.1
Cerro San Pedro all-in sustaining costs	15.5	25.1	33.3	48.0
All-in sustaining costs per gold ounce sold ($/ounce)	941	889	947	955
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	988	934	987	991
1.	Adjustments in the current period related to social closure costs included in operating expenses. Adjustments in the prior-year period include non-cash items related to inventory write-downs.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Sustaining Capital Expenditures Reconciliation Tables

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Total sustaining capital expenditureS
Mining interests per statement of cash flows	138.2	73.9	245.6	143.1
New Afton growth capital expenditure(1)	(1.0)	(4.3)	(2.0)	(13.2)
Rainy River growth capital expenditure	(107.6)	(32.9)	(189.8)	(51.9)
Blackwater growth capital expenditure	(2.5)	(1.0)	(4.3)	(3.0)
Total sustaining capital expenditures	27.1	35.7	49.5	75.0
1.	Growth capital expenditures at New Afton in the current year relate to exploration for the C-zone. Growth capital expenditures at New Afton in the prior-year period relate to the mill expansion and scoping study/preliminary economic assessment and exploration for the C-zone.

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Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
New Afton sustaining capital expenditureS
Capital expenditure per segmented information	11.3	21.0	21.1	40.6
New Afton growth capital expenditure(1)	(1.0)	(4.3)	(2.0)	(13.2)
New Afton sustaining capital expenditures	10.3	16.7	19.1	27.4
1.	Growth capital expenditures at New Afton in the current year relate to exploration for the C-zone. Growth capital expenditures at New Afton in the prior-year period relate to the mill expansion and scoping study/preliminary economic assessment and exploration for the C-zone.

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Impairment losses;
•	Inventory write-downs;
•	Items included in “Other gains and losses” as per Note 3 of the Company’s unaudited condensed consolidated financial statements; and
•	Certain non-recurring items.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the unaudited condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the gold option contracts; foreign exchange gain or loss; and loss on disposal of assets. Other adjustments to net earnings also include inventory write downs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net loss.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

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The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
adjusted net earnings reconciliation
Net (loss) earnings before taxes	(3.0)	10.3	18.2	(26.7)
Other losses (gains) (1)	22.7	(10.5)	1.0	20.9
Inventory write-down	(0.7)	(0.6)	-	(0.8)
Adjusted net earnings (loss) before taxes	19.0	(0.8)	19.2	(6.6)
Income tax expense	(5.8)	(0.9)	(0.2)	(7.7)
Income tax adjustments	0.5	0.4	(5.6)	7.9
Adjusted income tax (expense) recovery	(5.3)	(0.5)	(5.8)	0.2
Adjusted net earnings (loss)	13.7	(1.3)	13.4	(6.4)
Adjusted earnings (loss) per share (basic and diluted)	0.03	-	0.03	(0.01)
Adjusted effective tax rate	28%	68%	30%	2%
1.	Please refer to Note 3 of the Company’s unaudited condensed consolidated financial statements for a detailed breakdown of other gains and losses.

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2016	2015	2016	2015
cash reconciliation
Cash generated from operations	79.2	56.9	140.7	126.7
Add back (deduct): Change in non-cash operating working capital	3.2	5.8	3.8	3.4
Cash generated from operations before changes in non-cash operating working capital	82.4	62.7	144.5	130.1

Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion.

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Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2016	2015	2016	2015
TOTAL OPERATING MARGIN
Revenue	180.3	167.7	334.8	336.6
Less: Operating expenses	(84.7)	(98.2)	(166.6)	(197.8)
Total operating margin	95.6	69.5	168.2	138.8

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2016	2015	2016	2015
New Afton OPERATING MARGIN
Revenue	76.3	77.6	146.9	150.2
Less: Operating expenses	(28.3)	(25.9)	(52.7)	(50.6)
New Afton operating margin	48.0	51.7	94.2	99.6

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2016	2015	2016	2015
Mesquite OPERATING MARGIN
Revenue	39.2	25.5	69.2	59.3
Less: Operating expenses	(18.8)	(17.8)	(34.1)	(42.2)
Mesquite operating margin	20.4	7.6	35.1	17.1

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2016	2015	2016	2015
Peak Mines OPERATING MARGIN
Revenue	40.2	24.9	67.9	56.4
Less: Operating expenses	(18.8)	(23.9)	(39.0)	(48.4)
Peak Mines operating margin	21.4	1.0	28.9	8.0

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2016	2015	2016	2015
CERRO San Pedro OPERATING MARGIN
Revenue	24.6	39.7	50.8	70.7
Less: Operating expenses	(18.8)	(30.6)	(40.8)	(56.6)
Cerro San Pedro operating margin	5.8	9.1	10.0	14.1

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Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales.

Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Average Realized Price Reconciliation Tables

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Total AVERAGE REALIZED PRICE
Revenue from gold sales	125.2	101.4	225.5	211.7
Treatment and refining charges on gold concentrate sales	3.8	3.3	7.3	6.5
Gross revenue from gold sales	129.0	104.7	232.8	218.2
Gold ounces sold	101,820	87,754	187,851	180,152
Total average realized price per gold ounce sold ($/ounce)	1,267	1,191	1,239	1,210

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
new afton AVERAGE REALIZED PRICE
Revenue from gold sales	30.8	26.6	58.0	53.1
Treatment and refining charges on gold concentrate sales	2.9	2.4	5.7	4.7
Gross revenue from gold sales	33.7	29.0	63.7	57.8
Gold ounces sold	26,302	24,245	51,433	47,124
New Afton average realized price per gold ounce sold ($/ounce)	1,280	1,198	1,239	1,227

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Mesquite AVERAGE REALIZED PRICE
Revenue from gold sales	39.2	25.5	69.2	59.3
Gold ounces sold	31,115	21,391	56,043	49,225
Mesquite average realized price per gold ounce sold ($/ounce)	1,262	1,190	1,235	1,204

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Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Peak Mines AVERAGE REALIZED PRICE
Revenue from gold sales	34.4	15.9	55.2	39.5
Treatment and refining charges on gold concentrate sales	0.9	0.5	1.6	1.0
Gross revenue from gold sales	35.3	16.4	56.8	40.5
Gold ounces sold	27,784	13,837	44,934	33,566
Peak Mines average realized price per gold ounce sold ($/ounce)	1,272	1,184	1,264	1,208

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016	2015	2016	2015
Cerro San Pedro AVERAGE REALIZED PRICE
Revenue from gold sales	20.8	33.8	43.1	60.5
Gold ounces sold	16,619	28,281	35,441	50,237
Cerro San Pedro average realized price per gold ounce sold ($/ounce)	1,251	1,189	1,216	1,202

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015, both filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks during the six months ended June 30, 2016, except as noted below:

Metal price risk

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver.

For the six months ended June 30, 2016, the Company’s revenue and cash flows were impacted by gold prices in the range of $1,077 to $1,325 per ounce, and by copper prices in the range of $1.95 to $2.31 per pound. Low metal prices could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. As at June 30, 2016, working capital includes unpriced gold and copper concentrate receivables totalling 6,425 ounces of gold and 3.9 million pounds of copper relating to the Peak Mines and New Afton not offset by copper swap contracts.

The Company’s exposure to changes in gold prices has been significantly reduced during the current year as the Company has entered into gold price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in gold prices.

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The details of the contracts are as follows as at June 30, 2016:

	Quantity outstanding	Remaining term	Exercise price ($)	Fair value - asset (liability) (1)
Gold option contracts outstanding
Gold call contracts - sold	180,000 oz	July – December 2016	1,400	1.4
Gold put contracts - purchased	180,000 oz	July – December 2016	1,200	(3.5)
1.	The Company presents the fair value of its put and call options on a net basis on the condensed consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its options contracts and intends to settle on a net basis. The contracts cover 30,000 ounces of gold per month.

A $100 change in the gold price per ounce would have an impact of $0.6 million on the Company’s working capital position. A $0.10 change in the copper price per pound would have an impact of $0.4 million on the Company’s working capital position.

An increase in gold, copper and silver prices would increase the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

Three months ended June 30			Three months ended June 30
(in millions of U.S. dollars, except where noted)	2016 Net Earnings	2016 Other Comprehensive Income	2015 Net Earnings	2015 Other Comprehensive Income
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	12.9	-	10.5	-
Copper price	5.4	-	6.4	-
Silver price	0.4	-	0.6	-

Six months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2016 Net Earnings	2016 Other Comprehensive Income	2015 Net Earnings	2015 Other Comprehensive Income
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	23.3	-	21.8	-
Copper price	10.8	-	12.2	-
Silver price	0.8	-	1.0	-

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014.

accounting policies

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2015, and have been consistently applied in the preparation of the unaudited condensed consolidated financial statements.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2015. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2015 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at December 31, 2015.

The Company’s internal controls over financial reporting as at December 31, 2015 have been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s consolidated financial statements for the year ended December 31, 2015. In their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2015, Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal controls over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the heading “Outlook for 2016” and “Development and Exploration Review” include, among others, statements with respect to: guidance for production, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of Rainy River and New Afton C-zone; planned activities for 2016 and beyond at the Company’s operations and projects, as well as planned exploration activities and expenses; plans to advance the New Afton C-zone project, including permitting activities, exploration and stabilization of the estimated area of subsidence; expected permitting and development activities for Blackwater; targeting timing for development, first production and other activities related to Rainy River; and statements with respect to the payment of the remaining $75 million from Royal Gold.

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All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for Rainy River, the New Afton C-zone and Blackwater being realized; (10) in the case of production, cost and expenditure outlooks at operating mines for 2016 and 2017, commodity prices and exchange rates being consistent with those estimated for the purposes of 2016 guidance; and (11) conditions to the payment of the remaining $75 million from Royal Gold being satisfied late in the third quarter or early in the fourth quarter of 2016.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for Rainy River, New Afton C-zone and Blackwater; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River, New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Mark A. Petersen, Vice President, Exploration, New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a “Qualified Person” under NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties, including a breakdown by category.

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